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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                                 (Rule 13d-101)

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
      RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                               (Amendment No. 7)*

                         PLUM CREEK TIMBER COMPANY, INC.
    ------------------------------------------------------------------------
                                (Name of Issuer)

                          COMMON STOCK, $.01 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    729251108
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                 John H. Scully
                         591 Redwood Highway, Suite 3215
                          Mill Valley, California 94941
                                 (415) 383-6600

                                 with a copy to:

                                 Phillip Gordon
                                Altheimer & Gray
                              10 South Wacker Drive
                             Chicago, Illinois 60606
                                 (312) 715-4000
--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                December 12, 2001
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(3), 13d-1(f) or 13d-1(g), check the following box [_].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D

----------------------                                      ------------------
CUSIP NO. 729251108                                         Page 2 of 14 Pages
         ----------
----------------------                                      ------------------
------------------------------------------------------------------------------
      NAME OF REPORTING PERSONS
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

      PCMC Intermediate Holdings, L.P.
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3
------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
      Not Applicable
------------------------------------------------------------------------------
      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
      2(d) or 2(e)                                                  [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            2,828,571 common stock (1)
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
     OWNED BY             -0-
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             2,828,571 common stock (1)
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          -0-
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      2,828,571 common stock
------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12                                                                  [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      1.5% common stock
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14
      PN
------------------------------------------------------------------------------

FOOTNOTES TO FACING SHEET FOR PCMC INTERMEDIATE HOLDINGS, L.P.
(1) Power is exercised through its sole general partner, PC Advisory Partners I, L.P.

                                  SCHEDULE 13D

----------------------                                      ------------------
CUSIP NO. 729251108                                         Page 3 of 14 Pages
         ----------
----------------------                                      ------------------
------------------------------------------------------------------------------
      NAME OF REPORTING PERSONS
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

      PC Advisory Partners I, L.P.
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3
------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
      Not Applicable
------------------------------------------------------------------------------
      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
      2(d) or 2(e)                                                  [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            2,857,142 common stock (1)(2)
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
     OWNED BY             -0-
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             2,857,142 common stock (1)(2)
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          -0-
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      2,857,142 common stock (1)
------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12                                                                  [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      1.6% common stock
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14
      PN
------------------------------------------------------------------------------

FOOTNOTES TO FACING SHEET FOR PC ADVISORY PARTNERS I, L.P.
(1) Solely in its capacity as the sole general partner of PCMC Intermediate Holdings, L.P. with respect to 2,828,571 shares of common stock. PC Advisory Partners I, L.P. directly holds 28,571 shares of common stock.
(2)   Power is exercised through its sole general partner, PC Advisory Corp. I.

                                  SCHEDULE 13D

----------------------                                      ------------------
CUSIP NO. 729251108                                         Page 4 of 14 Pages
         ----------
----------------------                                      ------------------
------------------------------------------------------------------------------

      NAME OF REPORTING PERSONS
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

      PC Advisory Corp. I
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3
------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
      Not Applicable
------------------------------------------------------------------------------
      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
      2(d) or 2(e)                                                  [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            2,857,142 common stock (1)
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
     OWNED BY             -0-
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             2,857,142 common stock (1)
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          -0-
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      2,857,142 common stock (1)
------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12                                                                  [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      1.6% common stock
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14
      CO
------------------------------------------------------------------------------

FOOTNOTES TO FACING SHEET FOR PC ADVISORY CORP I.
(1) Solely in its capacity as the general partner of PC Advisory Partners I, L.P.

                                 SCHEDULE 13D

----------------------                                      ------------------
CUSIP NO.729251108                                          Page 5 of 14 Pages
         ---------
----------------------                                      ------------------
------------------------------------------------------------------------------
      NAME OF REPORTING PERSONS
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

      John H. Scully
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3
------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
      Not Applicable
------------------------------------------------------------------------------
      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
      2(d) or 2(e)                                                  [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      USA
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            1,850,765 common stock (1)
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
     OWNED BY             2,857,142 common stock (2)
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             1,850,765 common stock (1)
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          2,857,142 common stock (2)
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      4,707,907 common stock (1)(2)
------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12                                                                  [_]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      2.6% common stock
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14
      IN
------------------------------------------------------------------------------

FOOTNOTES TO FACING SHEET FOR JOHN H. SCULLY.
(1) 5,000 shares of common stock are held in a self-administered D.L.&W., Inc., Basic Profit Sharing Retirement Plan and 1,845,765 shares of common stock are held by the John and Irene Scully Trust.
(2) Solely in his capacity as one of three controlling persons of PC Advisory Corp. I with respect to 2,857,142 shares of common stock.

                                 SCHEDULE 13D

----------------------                                      ------------------
CUSIP NO.729251108                                          Page 6 of 14 Pages
         ---------
----------------------                                      ------------------
------------------------------------------------------------------------------
      NAME OF REPORTING PERSONS
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

      William E. Oberndorf
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3
------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
      Not Applicable
------------------------------------------------------------------------------
      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
      2(d) or 2(e)                                                  [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      USA
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            983,132 common stock (1)
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
     OWNED BY             2,857,142 common stock (2)
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             983,132 common stock (1)
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          2,857,142 common stock (2)
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      3,840,274 common stock (1)(2)
------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12                                                                  [_]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      2.1% common stock
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14
      IN
------------------------------------------------------------------------------

FOOTNOTES TO FACING SHEET FOR WILLIAM E. OBERNDORF
(1) 242,201 shares of common stock are held by Oberndorf Family Partners, L.P. and 740,931 shares of common stock are held by the William E. and Susan C. Oberndorf Trust.
(2) Solely in his capacity as one of the three controlling persons of PC Advisory Corp. I with respect to 2,857,142 shares of common stock.

                                 SCHEDULE 13D

----------------------                                 -----------------------
CUSIP NO.729251108                                     Page 7 of 14 Pages
         ---------
----------------------                                 -----------------------
------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

      William J. Patterson
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3
------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
      Not Applicable
------------------------------------------------------------------------------
      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
      2(d) or 2(e)                                                  [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      USA
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            225,104 common stock
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
     OWNED BY             2,857,142 common stock (1)
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             225,104 common stock
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          2,857,142 common stock (1)
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      3,082,246 common stock (1)
------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12                                                                  [_]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      1.7% common stock
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14
      IN
------------------------------------------------------------------------------

FOOTNOTES TO FACING SHEET FOR WILLIAM J. PATTERSON
(1) Solely in his capacity as one of three controlling persons of PC Advisory Corp. I with respect to 2,857,142 shares of common stock.

          This Amendment No. 7 amends the Schedule 13D (the "Original Schedule 13D") filed with the Securities Exchange Commission ("SEC") on July 13, 1999. Unless otherwise stated herein, the Original Schedule 13D, as previously amended, remains in full force and effect. Terms used herein and not defined herein shall have the meanings ascribed thereto in the Original Schedule 13D, as amended by Amendment No. 3 to Schedule 13D filed with the SEC on October 9, 2001.

ITEM 1.   SECURITY AND ISSUER.

          No Change.


ITEM 2.   IDENTITY AND BACKGROUND.

          No Change.


ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

          No Change.


ITEM 4.   PURPOSE OF TRANSACTION.

          Item 4 is amended and restated in its entirety as follows:

          The Reporting Persons originally acquired the Shares reported herein for investment purposes and to influence the direction and management of the Issuer. Each Reporting Person evaluates on an ongoing basis the Issuer's financial condition, business operations and prospects, the market price of the Issuer's common stock, conditions in securities markets generally, general economic and industry conditions and other factors. Accordingly, each Reporting Person reserves the right to change its plans and intentions at any time, as it deems appropriate. The Reporting Persons may dispose of shares of Common Stock, which may be effected at any time and from time to time through market transactions, underwritten offerings, block trades, privately negotiated transactions or otherwise.

          On December 12, 2001, Holdings and PC Advisory Partners made distributions of shares of Common Stock to their partners, which resulted in a reduction of their combined beneficial ownership to 2,857,142 shares of Common Stock, or 1.6% of the outstanding Common Stock. Pursuant to the distributions, Holdings distributed a total of 6,569,771 shares of Common Stock and PC Advisory Partners distributed a total of 66,362 shares of Common Stock. As partners of PC Advisory Partners and as stockholders of PC Advisory Corp., JHS received 1,842,639 shares of Common Stock pursuant to the distributions, all of which shares are held by the John and Irene Scully Trust; WEO received 979,526 shares of Common Stock pursuant to the distributions, 242,201 of which are held by the Oberndorf Family Partnership, L.P. and 737,325 of which are held by the William
E. and Susan C. Oberndorf Trust; and WJP received 221,749 shares of Common Stock pursuant to the distributions.

          Except as set forth in this Item 4, the Reporting Persons have no present plans or proposals that relate to or that would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D of the Act.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

          Item 5 is amended and restated in its entirety as follows:

          (a) Percentage interest calculations for each Reporting Person are based upon the Issuer having 182,624,531 shares of Common Stock outstanding as of November 5, 2001, as indicated by the Issuer in its Form S-3/A filed with the SEC on November 15, 2001.

          Holdings
          --------

          The aggregate number of Shares that Holdings owns directly is 2,828,571 shares of Common Stock, which constitutes approximately 1.5% of the shares of Common Stock outstanding.

          PC Advisory Partners
          --------------------

          Individually, and because of its position as the sole general partner of Holdings, PC Advisory Partners may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 2,857,142 shares of Common Stock, which constitutes approximately 1.6% of the shares of Common Stock outstanding.

          PC Advisory Corp.
          ----------------

          Because of its position as the general partner of PC Advisory Partners, PC Advisory Corp. may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 2,857,142 shares of Common Sock, which constitutes approximately 1.6% of the shares of Common Stock outstanding.

          JHS
          ---

          Individually and because of his position as a control person of PC Advisory Corp., JHS may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 4,707,907 shares of Common Stock, which constitutes approximately 2.6% of the shares of Common Stock outstanding.

          WEO
          ---

          Individually and because of his position as a control person of PC Advisory Corp., WEO may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 3,840,274 shares of Common Stock, which constitutes approximately 2.1% of the shares of Common Stock outstanding.

          WJP
          ---

          Individually and because of his position as a control person of PC Advisory Corp., WJP may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner or 3,082,246 shares of Common Stock, which constitutes approximately 1.7% of the shares of Common Stock outstanding.

          To the best of the knowledge of each of the Reporting Persons, other than as set forth above, none of the persons named in Item 2 hereof is the beneficial owner of any shares.

          (b)


          Holdings
          --------

          Holdings has the sole power to vote and the sole power to dispose of all of the 2,828,571 shares of Common Stock owned directly by Holdings, which constitutes approximately 1.5% of the shares of Common Stock outstanding.

          PC Advisory Partners
          --------------------

          Individually, and because of its position as the sole general partner of Holdings, PC Advisory Partners has the sole power to vote and the sole power to dispose of all of the 2,857,142 shares of Common Stock owned directly by PC Advisory Partners and Holdings, which constitutes approximately 1.6% of the shares of Common Stock outstanding.

          PC Advisory Corp.
          ----------------

          Because of its position as the general partner of PC Advisory Partners, PC Advisory Corp. has the sole power to vote and the sole power to dispose of all of the 2,857,142 shares of Common Stock owned directly by PC Advisory Partners and Holdings, which constitutes approximately 1.6% of the shares of Common Stock outstanding.

          JHS
          ---

          Individually JHS has the sole power to vote and the sole power to dispose of 1,850,765 shares of Common Stock and because of his position as a control person of PC Advisory Corp., JHS may, pursuant to Rule 13d-3 of the Act, have the shared power to vote and the shared power to dispose of 2,857,142 shares of Common Stock, which, in the aggregate, constitutes approximately 2.6% of the shares of Common Stock outstanding.

          WEO
          ---

          Individually WEO has the sole power to vote and the sole power to dispose of 983,132 shares of Common Stock and because of his position as a control person of PC Advisory Corp., WEO may, pursuant to Rule 13d-3 of the Act, have the shared power to vote and the shared power to dispose of 2,857,142 shares of Common Stock, which, in the aggregate, constitutes approximately 2.1% of the shares of Common Stock outstanding.

          WJP
          ---

          Individually WJP has the sole power to vote and the sole power to dispose of 225,104 shares of Common Stock and because of his position as a control person of PC Advisory Corp., WJP may, pursuant to Rule 13d-3 of the Act, have the shared power to vote and the shared power to dispose of 2,857,142 shares of Common Stock, which, in the aggregate, constitutes approximately 1.7% of the shares of Common Stock outstanding.

          (c) As described in Item 4, Holdings distributed 6,569,771 shares of Common Stock to its partners and PC Advisory Partners distributed 66,362 shares of Common Stock to its partners. To the best of the knowledge of each of the Reporting Persons, except as set forth in this Item 5(c), none of the Reporting Persons has effected any transactions in Shares since the most recent filing on
Schedule 13D.

          (d) Each of the Reporting Person affirms that except as otherwise described herein, no person other than such Reporting Person has the right to receive or the power to direct the receipt of distributions with respect to, or the proceeds from the sales of, the Shares owned by such Reporting Person.

          (e)

          Holdings
          --------

          On December 12, 2001, Holdings ceased to be the beneficial owner of more than five percent of the shares of Common Stock outstanding.

          PC Advisory Partners
          --------------------

          On December 12, 2001, PC Advisory Partners ceased to be the beneficial owner of more than five percent of the shares of Common Stock outstanding.

          PC Advisory Corp.
          ----------------

          On December 12, 2001, PC Advisory Corp. ceased to be the beneficial owner of more than five percent of the shares of Common Stock outstanding.

          JHS
          ---

          On December 12, 2001, JHS ceased to be the beneficial owner of more than five percent of the shares of Common Stock outstanding.

          WEO
          ---

          On December 12, 2001, WEO ceased to be the beneficial owner of more than five percent of the shares of Common Stock outstanding.

          WJP
          ---

          On December 12, 2001, WJP ceased to be the beneficial owner of more than five percent of the shares of Common Stock outstanding.

ITEM 6. CONTRACTS, AGREEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

          No Change.


ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

          Exhibit          Document Description
          -------          --------------------

             A             Agreement pursuant to Rule 13d-1(k)(1)(iii)

             3 Registration Rights Agreement (incorporated by reference to Exhibit 3 of the Original Schedule 13D filed on July 13, 1999)

             6 Purchase Agreement, dated November 15, 2001 (incorporated by reference to Exhibit 6 of Amendment No. 5 to the Schedule 13D filed on November 21, 2001)

                                   SIGNATURES
                                   ----------

After reasonable inquiry and to best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED: December 12, 2001


/s/ Phillip Gordon
------------------
Phillip Gordon

Attorney-in-Fact for:

PCMC INTERMEDIATE HOLDINGS, L.P. (1)
PC ADVISORY PARTNERS I, L.P. (2)
PC ADVISORY CORP. I (3)
JOHN H. SCULLY (4)
WILLIAM E. OBERNDORF (5)
WILLIAM J. PATTERSON (6)


                    (1) A Power of Attorney authorizing Phillip Gordon to act on behalf of PCMC Intermediate Holdings, L.P. was filed with the Securities and Exchange Commission as Exhibit B-1 to the Schedule 13D amendment filed on September 13, 2001.

                    (2) A Power of Attorney authorizing Phillip Gordon to act on behalf of PC Advisory Partners I, L.P. was filed with the Securities and Exchange Commission as Exhibit B-2 to the Schedule 13D amendment filed on September 13, 2001.

                    (3) A Power of Attorney authorizing Phillip Gordon to act on behalf of PC Advisory Corp. I was filed with the Securities and Exchange Commission as Exhibit B-3 to the Schedule 13D amendment filed on September 13, 2001.

                    (4) A Power of Attorney authorizing Phillip Gordon to act on behalf of John H. Scully was filed with the Securities and Exchange Commission in connection with a
                         Schedule 13D filed on September 18, 1992.

                    (5) A Power of Attorney authorizing Phillip Gordon to act on behalf of William E. Oberndorf was filed with the Securities and Exchange Commission in connection with a
                         Schedule 13D filed on September 18, 1992.

                    (6) A Power of Attorney authorizing Phillip Gordon to act on behalf of William J. Patterson was filed with the Securities and Exchange Commission in connection with a
                         Schedule 13D filed on September 18, 1992.

                                  EXHIBIT INDEX

Exhibit       Document Description
-------       --------------------

   A          Agreement Pursuant to Rule 13d-1(k)(1)(iii)

   3          Registration Rights Agreement (incorporated by reference to
              Exhibit 3 of the Original Schedule 13D filed on July 13, 1999)

   6 Purchase Agreement, dated November 15, 2001 (incorporated by reference to Exhibit 6 of Amendment No. 5 to the Schedule 13D filed on November 21, 2001)

                                    EXHIBIT A

          Pursuant to Rule 13-d-1(k)(1)(iii) of Regulation 13D-G of the General Rules and Regulations of the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended, the undersigned agrees that the statement to which this Exhibit is attached is filed on behalf of each of the Reporting Persons in the capacity set forth below.

Dated: December 12, 2001


/s/ Phillip Gordon
------------------
Phillip Gordon

Attorney-in-Fact for:

PCMC INTERMEDIATE HOLDINGS, L.P. (1)
PC ADVISORY PARTNERS I, L.P. (2)
PC ADVISORY CORP. I (3)
JOHN H. SCULLY (4)
WILLIAM E. OBERNDORF (5)
WILLIAM J. PATTERSON (6)


                    (1) A Power of Attorney authorizing Phillip Gordon to act on behalf of PCMC Intermediate Holdings, L.P. was filed with the Securities and Exchange Commission as Exhibit B-1 to the Schedule 13D amendment filed on September 13, 2001.

                    (2) A Power of Attorney authorizing Phillip Gordon to act on behalf of PC Advisory Partners I, L.P. was filed with the Securities and Exchange Commission as Exhibit B-2 to the Schedule 13D amendment filed on September 13, 2001.

                    (3) A Power of Attorney authorizing Phillip Gordon to act on behalf of PC Advisory Corp. I was filed with the Securities and Exchange Commission as Exhibit B-3 to the Schedule 13D amendment filed on September 13, 2001.

                    (4) A Power of Attorney authorizing Phillip Gordon to act on behalf of John H. Scully was filed with the Securities and Exchange Commission in connection with a
                         Schedule 13D filed on September 18, 1992.

                    (5) A Power of Attorney authorizing Phillip Gordon to act on behalf of William E. Oberndorf was filed with the Securities and Exchange Commission in connection with a
                         Schedule 13D filed on September 18, 1992.

                    (6) A Power of Attorney authorizing Phillip Gordon to act on behalf of William J. Patterson was filed with the Securities and Exchange Commission in connection with a
                         Schedule 13D filed on September 18, 1992.